UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No. 2)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD & SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 24,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 25.4%

14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,000,000

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 24,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 25.4%

14.	Type of Reporting Person IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 2. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by the addition of the following information:

As reported in the Statement as originally filed, FCMI acquired beneficial ownership of its Common Shares and Warrants to purchase Common Shares utilizing funds from its working capital The Filing Persons did not pay any additional consideration in connection with the increase in their beneficial ownership of the Issuer’s Common Shares reported in Item 5 of this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 2), FCMI is the record and beneficial owner of 24,000,000 Common Shares, constituting approximately 25.4% of the Issuer’s issued and outstanding Common Shares. Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) as if 94,659,349 Common Shares were outstanding, computed by adding the 12,000,000 Common Shares that are issuable upon exercise of the Warrants owned by FCMI to 82,659,349 Common Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the three month period ended March 31, 2009. Of such 24,000,000 Common Shares beneficially owned by FCMI, 12,000,000 Common Shares are presently outstanding and owned by FCMI and 12,000,000 Common Shares are issuable upon exercise of the Warrants. The Warrants are not exercisable on the date of this Schedule 13D (Amendment No. 2) but become exercisable on September 20, 2009. Pursuant to Rule 13-3(d)(l)(i), the underlying shares are deemed to be beneficially owned by FCMI effective as of July 21, 2009 – sixty days before the date on which the Warrants become exercisable. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially owns any Common Shares. Except insofar as Rule 13d-3(d)(1)(i) under the 1934 Act may deem FCMI to have “acquired” beneficial ownership of the shares issuable upon exercise of the Warrants as of July 21, 2009, neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 2).

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg